1000 Stanley Drive, New Britain, CT 06053 T (860) 225 5111

May 21, 2025

Via EDGAR

Ms. Claire Erlanger and Mr. Kevin Woody
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Stanley Black & Decker, Inc.
Form 10-K for the Year Ended December 28, 2024
Form 10-Q for the Quarter Ended March 29, 2025
Response Letter dated April 29, 2025
File No. 001-05224

Dear Ms. Erlanger and Mr. Woody:

The following is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated May 7, 2025 pertaining to the Form 10-K for the fiscal year ended December 28, 2024 of Stanley Black & Decker, Inc. (the “Company”) filed on February 18, 2025 (the “Form 10-K”), the Form 10-Q for the quarter ended March 29, 2025 filed on April 30, 2025 (the “Form 10-Q”), and the Company’s response letter dated April 29, 2025. The Staff’s comments are repeated below (in bold-italics type) with the Company’s response following (in regular type).

Form 10-K for the Year Ended December 28, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Certain Items Impacting Earnings, page 32

1.We note from your response to prior comment 2, that in 2024, the footprint rationalization adjustment includes $45.2m of costs related to the transformation or reconfiguration of other sites within your manufacturing and distribution network. You also state that these costs primarily related to inventory transfer costs and engineering and information technology costs to re-configure the operations, processes, floorplans or system functionality, as applicable by site, in order to integrate and globalize product value streams within manufacturing centers of excellence and create an integrated hub-and-spoke distribution model with strategically located regional sites to reduce delivery times to customers. Please explain to us why you believe these costs do not represent normal

Ms. Claire Erlanger and Mr. Kevin Woody United States Securities and Exchange Commission
recurring operating costs of the business. See guidance in Question 100.01 of the C&DI on Non-GAAP Financial Measures. Additionally, regarding the adjustment for accelerated depreciation in both 2024 and 2023, please explain to us the nature of the underlying assets, whether the assets continue to be used in operations, and when you intend to retire the assets.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has considered the guidance set forth in Question 100.01 of the Staff’s C&DI on Non-GAAP Financial Measures in preparing and presenting its Non-GAAP financial measures. Specifically, in evaluating the appropriateness of excluding a charge or gain from its Non-GAAP financial measures, the Company considers the nature and effect of the adjustment and how it relates to the Company’s operations, revenue-generating activities, business strategy, industry and regulatory environment.

The site transformation and re-configuration costs of $45.2 million in 2024 represent incremental costs that were required to execute targeted footprint actions under the Company’s supply chain transformation. As disclosed on page 30 of the Form 10-K, the Company is transforming its manufacturing and distribution network from a decentralized and inefficient system of sites built through years of acquisitions to a strategically focused supply chain. A significant part of the overall transformation relates to the creation of manufacturing centers of excellence (each, a “COE”) and a new integrated hub-and-spoke distribution network, which represents a significant shift in the Company’s operating model and requires certain discrete incremental costs to achieve, including inventory transfer costs and engineering and information technology costs, as previously discussed. The inventory transfer costs related to third-party freight and other transportation costs to relocate existing inventory to manufacturing COE sites and distribution centers within the new hub-and-spoke model. The engineering and information technology costs primarily related to third-party contractor costs to execute the required re-configuration activities at each site. The site transformation and re-configuration costs were incremental to the Company’s normal, ongoing costs to manufacture its products and distribute to customers and are not expected to recur following the completion of the Company’s supply chain transformation, as further discussed in response to Comment #3 below.

Given the significance of the footprint actions in terms of scope, complexity and investment, as well as the unique and discrete nature of the incremental costs required to transform and re-configure its manufacturing and distribution network, the Company has concluded that these costs are appropriate Non-GAAP adjustments and do not represent normal recurring operating costs. In addition, the Company believes excluding these discrete costs from its Non-GAAP financial measures provides investors with meaningful and helpful information to evaluate the Company’s operating results relative to prior periods and the Company’s competitors.

The accelerated depreciation recognized in 2024 and 2023 related to manufacturing machinery and equipment and distribution center assets that the Company ceased using primarily as a result of facility exits. Any equipment located at an exited facility that the Company intended to use in future operations was transferred to the new site and continued to be depreciated over its estimated useful life (i.e., not included in accelerated depreciation as a Non-GAAP adjustment).

Ms. Claire Erlanger and Mr. Kevin Woody United States Securities and Exchange Commission

2.We note from your response to our prior comment 3 that the non-cash asset write-downs of $44 million in 2023 included in footnote (1) related to tooling and inventory (predominantly raw materials and WIP) driven primarily by the closure of the Fort Worth, Texas manufacturing site. Please note that it is not appropriate to adjust non-GAAP financial measures for inventory charges as they represent normal, recurring costs of operations. Please revise future filings accordingly.

The Company acknowledges the Staff’s comment and advises the Staff that the non-cash asset write-downs of $44 million in 2023 were discrete adjustments specifically driven by the unique nature of the Fort Worth, Texas plant. Following its acquisition of the Craftsman brand in 2017, the Company launched an unprecedented initiative to design and construct an innovative plant that heavily leveraged new automation technology and equipment to manufacture Craftsman mechanics hand tools of the future. However, as a result of unanticipated challenges related to the new automation technology and equipment, the Company was ultimately unable to fully ramp production at this site as originally expected. As a result of the Company’s decision to close the Fort Worth plant in March 2023, certain non-converted inventory (raw materials and WIP) and tooling equipment specific to the Fort Worth operations were no longer viable or useable elsewhere in the Company’s operations and were written down. The Company does not anticipate incurring similar charges in the future and will not adjust its Non-GAAP financial measures for such charges prospectively in future filings, as requested by the Staff.

Form 10-Q for the Quarter Ended March 29, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 31

3.We note your summary of pre-tax Non-GAAP adjustments on page 33. Please tell us the nature of the costs included in the line item titled “Complexity Reduction & Operational Excellence” and explain to us how they differ from Strategic Sourcing & Operational Excellence costs. Also, please explain to us why these are not considered normal recurring operating costs of business. See guidance in Question 100.01 of the C&DI on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and advises the Staff that the supply chain transformation costs included in the summary table of pre-tax Non-GAAP adjustments on page 33 of the Form 10-Q are presented based on the four value streams of the transformation described on page 30 of the Form 10-Q, as follows: Material Productivity (also referred to as Strategic Sourcing), Operational Excellence, Footprint Rationalization, and Complexity Reduction. Furthermore, the costs associated with each of these value streams are included in the appropriate income statement caption based on the nature of the underlying costs, with manufacturing-related costs classified in cost of sales in gross profit and distribution-related and other costs in SG&A.

The costs included in the line item titled “Complexity Reduction & Operational Excellence” in the first quarter of 2025 primarily related to third-party consulting fees to provide expertise in identifying business model changes and quantifying related cost savings opportunities

Ms. Claire Erlanger and Mr. Kevin Woody United States Securities and Exchange Commission
within its Engineered Fastening business, which was not part of prior assessments conducted at the onset of the supply chain transformation, developing a detailed program and related governance, and assisting the Company with the implementation of actions necessary to achieve the identified operating model changes and related cost savings.

The costs included in the line item titled “Strategic Sourcing & Operational Excellence” in the first quarter of 2025 primarily related to costs of temporary resources dedicated to supporting these value streams, specifically the transformation of manufacturing sites into COEs, as further discussed in the response to Comment #1 above, and the implementation of new sourcing capabilities across the Company’s businesses. These temporary resources will be exited or placed into different roles within the Company’s ongoing operations at the conclusion of the respective transformation project activities.

Furthermore, the discrete transformation costs described above are not expected to recur after 2025, which is consistent with the expected timing of completing the supply chain transformation as disclosed on page 30 of the Form 10-Q (and page 31 of the Form 10-K). However, given the complexities of executing footprint actions, including potential external factors beyond the Company’s control, the Company anticipates incurring additional charges beyond 2025 relating to targeted footprint actions (primarily site closures).

Given the significance of the supply chain transformation, which represents a significant shift in the Company’s operating model, and the unique nature of the discrete and incremental costs related to the individual value streams and underlying initiatives, the Company has concluded that the above costs are appropriate Non-GAAP adjustments and do not represent normal recurring operating costs. In addition, the Company believes excluding these discrete costs from its Non-GAAP financial measures provides investors with meaningful and helpful information to evaluate the Company’s operating results relative to prior periods and the Company’s competitors.

Consistent with past practice, the Company will include additional disclosure in its future filings to explain the nature of any significant amounts presented in its summary table of pre-tax Non-GAAP adjustments.

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If you have any questions pertaining to the foregoing, please feel free to contact me at (860) 259-7488.

Sincerely,

/s/ PATRICK HALLINAN

Patrick Hallinan
Executive Vice President and Chief Financial Officer
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